Mail Stop 6010

August 1, 2006

Via U.S. Mail and Fax (858) 332-1739

Mr. James Dorst
Chief Financial Officer
Aethlon Medical, Inc.
3030 Bunker Hill Street, Suite 4000
San Diego, California 92109

      Re: Aethlon Medical, Inc.
                Form 10-KSB for fiscal year ended March 31, 2006
                Filed June 29, 2006
                File No. 000-21846

Dear Mr. Dorst:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended March 31, 2006

James Dorst
Aethlon Medical, Inc.
August 1, 2006
Page 2

Item 7. Financial Statements

Note 7. Convertible Notes Payable, page F-24

10% Series A Convertible Notes, page F 25

1.   We note that you initially accounted for the warrants associated with the 10% convertible notes as liabilities under EITF 00-19. We also see that you later re-classified the recorded liability to permanent equity upon effectiveness of the registration statement required under the financing arrangement. You further indicate that "if the effectiveness of the registration statement is not maintained, the Company could incur liquidated damages." We see from the related Registration Rights Agreement that liquidated damages could involve cash or registered stock and appear to be uncapped in amount. In light of the continuing registration obligation, tell us why you concluded that reclassification from liability to equity was appropriate under EITF 00-19. Your response and analysis of how you applied the requirements of EITF 00-19 should be detailed and specific.

2.   As a related matter, future filings should present detailed disclosure about the terms and conditions of registration obligations and liquidated damages provisions.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676.

Sincerely,

Gary Todd
Reviewing Accountant